Filed Pursuant to Rule 433
Registration No. 333-145947
May 8, 2009
Hasbro, Inc.
$425,000,000
6.125% Notes due 2014
Pricing Term Sheet

Issuer:	Hasbro, Inc.

Security:	6.125% Notes due 2014

Size:	$425,000,000

Pricing Date:	May 8, 2009

Expected Settlement Date:	May 13, 2009

Maturity Date:	May 15, 2014

Coupon:	6.125% per annum

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2009

Price to Public:	99.931%

Benchmark Treasury:	UST 1.875% Notes due April 30, 2014

Benchmark Treasury Price and Yield:	98-24, 2.141%

Spread to Benchmark Treasury:	+400 bps

Yield:	6.141%

Make-Whole Call:	T +50 bps

Day Count:	30/360

Denominations:	$2,000 x $1,000

CUSIP# /ISIN#:	TBD

Anticipated Ratings:	Baa2 (Positive) by Moody’s Investors Service, Inc.
BBB (Stable) by Standard & Poor’s Ratings Services
BBB+ (Stable) by Fitch Ratings

Joint Book-Running Managers:	Banc of America Securities LLC
RBS Securities Inc.

Co-Managers:	Barclays Capital Inc.
BNP PARIBAS Securities Corp.
BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.
Commerzbank Capital Markets Corp.
Morgan Stanley & Co. Incorporated
Scotia Capital (USA) Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting IDEA on the Securities and Exchange Commission Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at (800) 294-1322 or RBS Securities Inc. toll free at (866) 884-2071.